Exhibit 99.1

InterOil Drilling and Q3 2015 Update

SINGAPORE and PORT MORESBY, Papua New Guinea, Nov. 13, 2015 /PRNewswire/ --

  Antelope-4 sidetrack-1 reaches total depth
  Antelope-6 to spud in December
  Liquidity of $473 million at September 30
  2016 expenditure estimate of $175-$195 million

InterOil Corporation (NYSE: IOC; POMSoX: IOC) reports that the Antelope-4 sidetrack-1 well in Petroleum Retention License 15 (PRL 15) in Papua New Guinea has reached total depth.

InterOil Chief Executive Dr Michael Hession said wireline logging, which was underway, would help to determine the extent of high-quality dolomite and overall quality of the Elk-Antelope reservoir.

"The joint venture now intends to spud Antelope-6 in December this year as part of the appraisal program to define the resource for the Papua LNG Project," Dr Hession said.

"As Antelope-6 is currently the last joint venture-approved appraisal well, InterOil's certification payment from Total could be expected within four to six months of completion of this well.

"However, the joint venture is considering an additional appraisal well on the western flank of the Antelope field that could add an incremental volume of 1 to 3 Tcfe, which could enhance InterOil's certification payment by $400 million to $1.2 billion."

Dr Hession said InterOil maintained a healthy financial position with access to $473 million at the end of September 2015.

"With the transition of operatorship of PRL 15 to Total and completion of our current exploration license commitments, we have streamlined our operations to focus on Papua LNG and expect to reduce our corporate and other associated costs by more than 50% in 2016," he said.

"Our expected total expenditure for next year will be less than $200 million," he said.

Dr Hession said LNG investors and customers had shown great interest in Papua New Guinea over the past six months.

"Analysts acknowledge that the Papua LNG Project is one of the world's lowest-cost, highest-return LNG opportunities and, following prime ministerial meetings between Japan and Papua New Guinea, Japan is considering placing Papua New Guinea on its priority list as a supplier of LNG," he said.

Dr Hession said corporate activity in companies with interests in Papua New Guinea also highlighted the attractiveness of LNG assets.

"With strategic Asian buyers seeking LNG contracts in the 2020s, we are fully committed to developing the Papua LNG Project to meet this window, where demand is forecast to exceed contracted supply," he said.

Highlights

Papua LNG update

Antelope-4 sidetrack-1

The top of the reservoir was encountered in the Antelope-4 sidetrack-1 well at 1,875 meters (6,152 feet true vertical depth sub-sea), 36 meters (118 feet) higher than the original Antelope-4 penetration.

On November 12, 2015, the well had drilled to a total depth of 2,262 meters (7,421 feet true vertical depth sub-sea) and as at November 13, wireline logging had begun.

Antelope-6

The PRL 15 joint venture, which is operated by Total, will use a High Arctic Energy Services rig, which was previously contracted by InterOil, to drill the Antelope-6 appraisal well.

The rig, which is on site, is expected to start drilling in December 2015 and will appraise the eastern flank of the Elk-Antelope field.

Antelope-7

After positive indications from seismic reprocessing and the successful Antelope-5 well, the PRL 15 joint venture is now considering an additional appraisal well, Antelope-7, to test additional multi-Tcfe upside in the western flank of the field.

Papua LNG project

In early July 2015, the PRL 15 joint venture announced locations for key infrastructure for development of the Papua LNG Project.

The central processing facility is planned to be near the Purari River in the Gulf Province, about 360km north-west of Port Moresby, and to be connected to the LNG facility by onshore and offshore gas and condensate pipelines.

The LNG plant is intended to be built next to the existing PNG LNG Project at Caution Bay near Port Moresby.

During the quarter, the joint venture initiated basis of design work and began discussions on LNG marketing and project financing.

PRL 39

On September 18, 2015 InterOil announced that Triceratops-3, an appraisal well in PRL 39, recorded a stabilized flow rate of gas at 17.1 million standard cubic feet and condensate at an average of 200.3 barrels a day. The stabilized rates were obtained over several five-hour intervals and were measured through a 72/64" choke with the flow constrained by tubing.

The well confirmed a gas-water contact at 1,484 meters (true vertical depth sub-sea) and supported the potential for tie-back options.

Increased equities in PRL 39 and PPL 475

Consistent with its strategy to focus on Latin America, Pacific Exploration & Production Corporation (previously known as Pacific Rubiales) is withdrawing from PRL 39 (Triceratops discovery) and PPL 475 (Raptor discovery).

As a result, InterOil's gross interest in PRL 39 will increase from 87.0968%# to 100%# and its gross interest in the Triceratops discovery will increase from 69.0931% to 78.1114%.

In PPL 475, InterOil's gross interest will increase from 87.0968%# to 100%# and its gross interest in Raptor will increase from 66.2082% to 79.1114%.

# = excludes minority interests

Streamlined business, lower expenditure in 2016

The company continued to streamline its operations and reduce costs after handing operatorship of PRL 15 to Total in August this year.

InterOil's focus is firmly on the Papua LNG Project and PRL 15.

Discretionary drilling, including appraisal of the Raptor, Bobcat and Triceratops discoveries will be deferred until the Antelope appraisal program is complete.

The company's 2016 estimated expenditure of between $175 million and $195 million will be less than that of the previous year and corporate and associated costs will be reduced by more than 50% compared to 2015.

Expected major costs for the year include drilling and testing in the Elk-Antelope appraisal program plus the basis of design and early front-end engineering and design work for the Papua LNG Project.

After acquiring nearly 1,000km of seismic over the past two years and obtaining high-definition airborne gravity gradiometry over 80% of its entire acreage, the company will high-grade its prospects and leads and integrate the data into its regional geological model.

Financial update

InterOil recorded a loss of $103.7 million for the quarter, primarily due to plugging and abandoning the Wahoo sidetrack well.

After net expenditure of $68 million, InterOil ended the third quarter with liquidity of $473 million, including cash and receivables of $173 million.

In 2010, the company issued $70 million of convertible notes, which are due for redemption on November 16, 2015.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2015			2014				2013
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Total revenues	11,822	(13,643)	13,215	(13,182)	10,749	13,689	1,903	712
EBITDA (1)	(101,838)	(30,583)	(20,317)	(60,443)	(12,133)	(10,253)	316,948	(27,272)
Net (loss)/profit	(103,725)	(32,531)	(21,869)	(64,205)	(16,930)	52,265	318,636	(24,812)
From continuing operations	(103,725)	(32,531)	(21,869)	(62,474)	(14,622)	(15,765)	310,824	(32,024)
From discontinued operations	-	-	-	(1,731)	(2,308)	68,030	7,812	7,212
Basic (loss)/earnings per share	(2.09)	(0.66)	(0.44)	(1.30)	(0.34)	1.05	6.46	(0.50)
From continuing operations	(2.09)	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)	6.30	(0.65)
From discontinued operations	-	-	-	(0.04)	(0.05)	1.36	0.16	0.15
Diluted (loss)/earnings per share	(2.09)	(0.66)	(0.44)	(1.30)	(0.34)	1.05	6.38	(0.50)
From continuing operations	(2.09)	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)	6.22	(0.65)
From discontinued operations	-	-	-	(0.04)	(0.05)	1.36	0.16	0.15

Note (1) EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation".
More details can be found in InterOil's financial statements and Management and Discussion Analysis for the quarter ended September 30, 2015 on www.interoil.com .

Conference call information

The full text of the media release and accompanying financials are available on the company's website at www.interoil.com .

A conference call will be held on November 13, 2015, at 8am US Eastern time (9pm Singapore) to discuss the financial and operating results.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230-1085 in the US, or +1 (612) 234-9960 from outside the US. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Rob Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 8112 5694 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. Well test results should be considered as preliminary. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery. There is no assurance that reserves will be assigned to such fields. With undiscovered resources (including prospective resources), there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers should refer to our Annual Information Form for additional information about and cautionary language regarding resources. Trillions of cubic feet of gas equivalent ("Tcfe") amounts have been calculated by using the conversion ratio of one barrel of oil (1 bbl) to six thousand cubic feet (6 Mcf) of natural gas. Tcfe amounts may be misleading, particularly if used in isolation. A conversion ratio of 1 bbl to 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The estimates of the company's natural gas and condensate resources provided in this release are estimates only and there is no guarantee that the estimated resources will be recovered. Actual natural gas and condensate resources may be greater or less than the estimates provided in this release, and the difference may be material. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.